Filed by Carbon Revolution Public Limited Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Twin Ridge Capital Acquisition Corp.

Carbon Revolution Enters Into Structured Equity Facility For Up To US$110 Million With OIC

OIC Facility Brings Expected Capital Available in Connection with the Proposed Business Combination with Twin Ridge Capital Acquisition Corp. to up to US$230 Million

Facility Expected to Provide Significant New Funding for Advancing Company’s Growth Strategy

Geelong, Australia – September 25, 2023 - Carbon Revolution Limited (“Carbon Revolution” or the “Company”), a Tier 1 OEM supplier and a leading global manufacturer of lightweight advanced technology carbon fiber wheels, announced that Carbon Revolution Public Company Limited, a public limited company incorporated in Ireland (“Carbon Revolution plc” or “MergeCo”) has entered into a Structured Equity Facility of up to US$110 million with two fund vehicles associated with Orion Infrastructure Capital (“OIC”), a leading infrastructure investment firm: OIC Structured Equity Fund I Range, LLC and OIC Structured Equity Fund I GPFA Range, LLC.

In parallel with Carbon Revolution plc securing this strategic investment, the Company is progressing its pending SPAC merger with Twin Ridge Capital Acquisition Corp. (NYSE: TRCA) (“Twin Ridge” or “TRCA”) which is expected to complete during October 2023. The completion of this transaction will result in Carbon Revolution plc becoming the parent of Carbon Revolution and its subsidiaries and listing on an exchange in the United States.

The facility brings the expected capital available in connection with the proposed Business Combination with Twin Ridge to US$230 million including US$60 million asset-backed financing with PIUS Limited LLC, a Gallagher company, that was closed and fully funded in May 2023, as well as a US$60 million Committed Equity Facility.

Last week, the Company announced Board appointments of four U.S.-based senior automotive executives including former General Motors Vice Chairman Bob Lutz. Other appointees include: Burt Jordan, former Vice President of Global Purchasing Operations and Supply Chain Sustainability at Ford Motor Company; Jacqueline A. Dedo, co-founder of Aware Mobility LLC; and Matti Masanovich, Senior Vice President and Chief Financial Officer of Catalent. The appointments become effective upon completion of the proposed combination with appointees serving on the Board of Directors of Carbon Revolution plc.

Under the agreement with OIC, and subject to the satisfaction of certain conditions, Carbon Revolution plc will issue Class A Preferred Shares and a warrant to OIC with respect to up to 19.99% of the MergeCo ordinary shares to be outstanding upon closing of the Business Combination (on a fully diluted basis) in exchange for initial gross proceeds of US$35 million. Further proceeds will be available in tranches upon satisfaction of certain conditions, comprising up to US$35 million and a further US$40 million in aggregate proceeds, the final tranche to be used for the development, construction, or retooling of future manufacturing facilities.

“We are very excited about this capital partnership with OIC. Their collaborative approach and an investment strategy that focuses on sustainable transportation efficiency make OIC a great fit for our next stage of growth. The partnership will provide capital to enable Carbon Revolution to capture the accelerating demand for our carbon fiber wheels, as the global automotive industry shifts rapidly to electrification” said CEO and Managing Director, Jake Dingle.

“OIC is excited to finalize our capital partnership with Carbon Revolution, which will support the Company’s growth plans and infrastructure expansion,” said Chris Leary, Investment Partner and Head of Infra Equity at OIC. “We believe that Carbon Revolution’s innovative and proven product will be instrumental in supporting EV adoption and overall vehicle efficiency, driven by a multiyear backlog from industry leading OEMs.”

Carbon Revolution is experiencing strong growth in demand for its carbon fiber wheels.  As the  Company announced on August 31, it has been awarded a further 5 programs since August 2022 -including the first 2 for electric vehicles (EVs) - taking total awarded to 181 programs with six global OEMs including Ford Motor Company, General Motors Company, Renault, Ferrari N.V. and Jaguar Land Rover. The Company’s backlog has more than doubled since October 2022 to US$680 million,2 due primarily to new program awards, with almost 50% of backlog for EVs. The commissioning of the first phase of the Mega-line is progressing well with customer wheels in production and additional capacity expected to be added through to 2025.

Carbon Revolution is focused on further expanding its footprint in the rapidly growing market for EVs. The Company’s wheels weigh up to 50% less than comparable aluminum wheels, and can provide up to 5% to 10% increase to EV vehicle range.3

Carbon Revolution’s wheels significantly reduce unsprung mass, which greatly improves efficiency, while also helping leading global automakers to comply with the Corporate Average Fuel Economy (CAFE) targets set by the National Highway Traffic Safety Administration (NHTSA). These benefits have contributed to the award of 2 OEM EV wheel programs in recent months.

The Company initially penetrated the performance and premium end of the market with wheel programs for vehicles including Ford’s GT and Shelby Mustang GT350R and GT500, Ferrari’s 488 Pista, F8 Tributo, SF90 Stradale, 812 Competizione and 296 GTB, Renault’s Megane RS Trophy R, and GM’s Chevrolet Corvette Z06 and E-Ray. As the global automotive industry shifts to electric power, Carbon Revolution is well positioned to capture OEM demand for weight-saving efficiency technologies.

The financing was secured in connection with the Business Combination following the November 2022 signing of a definitive business combination agreement with Twin Ridge and accompanying scheme implementation deed (“SID”) that is expected to result in the Carbon Revolution business becoming publicly listed in the U.S. via a series of transactions, including a scheme of arrangement. Upon closing of the transactions, MergeCo will acquire both the Company and TRCA and the ordinary shares and warrants of MergeCo are expected to trade on Nasdaq. Carbon Revolution’s shares will cease to be quoted on the ASX.

For more details about the OIC financing, please refer to the Company’s ASX announcement, a copy of which was filed with the SEC, here.

1 Lifetime awards, of which 6 are in production, 7 are in development and 5 are in aftersales
2 Backlog as of 10/32/2022 and 5/29/2023. Backlog (remaining lifetime gross program projected revenue) is based on awarded programs and excludes programs that are contracted for engineering. Please see Disclaimer, Risk Factors and Projection Methodologies for important details in the Preliminary FY23 Financial Results (Unaudited) here.
3 If associated weight reduction were to be reinvested in battery mass; top end of range assumes further benefits derived from additional aerodynamic, NVH (noise, vibration and harshness), and structural enhancements.

ABOUT CARBON REVOLUTION

Carbon Revolution is an Australian technology company, which has successfully innovated, commercialized and industrialized the advanced manufacture of carbon fiber wheels for the global automotive industry. The Company has progressed from single prototypes to designing and manufacturing lightweight wheels for cars and SUVs in the high performance, premium and luxury segments, for the world’s most prestigious automotive brands. Carbon Revolution is creating a significant and sustainable advanced technology business that supplies its lightweight wheel technology to automotive manufacturers around the world.

For more information, visit carbonrev.com

About OIC

With approximately $3.5 billion in assets under management, OIC invests in North America and select international markets. OIC’s unique partnership approach – for entrepreneurs, by entrepreneurs – cultivates creative credit, equity, and growth capital solutions to help middle market businesses scale and deploy sustainable infrastructure. OIC’s target investment sectors include energy efficiency, digital infrastructure, social infrastructure, sustainable power generation, renewable fuels, waste & recycling, water, transportation, and agriculture. OIC was founded in 2015 by a team of energy and sustainability veterans, successful infrastructure investors, and former asset owners and industry operators. Across OIC’s platform is a team of 40 professionals based in New York, Houston and London. For more information, please visit oic.com

Information about Proposed Business Combination

As previously announced, Carbon Revolution Limited (“CBR”, “Carbon Revolution” or the “Company”) (ASX: CBR) and Twin Ridge Capital Acquisition Corp. (“Twin Ridge” or “TRCA”) (NYSE: TRCA) have entered into a definitive business combination agreement and accompanying scheme implementation deed (“SID”) that is expected to result in Carbon Revolution becoming publicly listed in the U.S. via a series of transactions, including a scheme of arrangement. Upon closing of the transactions, the ordinary shares and warrants of the merged company, Carbon Revolution plc (formerly known as Poppetell Limited), a private limited company incorporated in Ireland with registered number 607450 (“MergeCo”), that will become the parent company of the Company and Twin Ridge, are expected to trade on Nasdaq in the United States, and Carbon Revolution’s shares shall be delisted from the ASX.

Additional Information about the Proposed Business Combination and Where to Find It

This communication relates to the proposed Business Combination involving CBR, TRCA, MergeCo, and Poppettell Merger Sub, a Cayman Islands exempted company and wholly-owned subsidiary of MergeCo (“Merger Sub”). In connection with the proposed Business Combination, MergeCo has filed the Registration Statement, including a proxy statement of TRCA and a prospectus of MergeCo relating to the MergeCo Shares to be issued in connection with the proposed business combination, with the SEC. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus, or any other document that MergeCo or TRCA has filed or will file with the SEC or send to its shareholders in connection with the proposed business combination. This communication does not contain all the information that should be considered concerning the proposed Business Combination and other matters and is not intended to form the basis for any investment decision or any other decision in respect of such matters.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, TRCA’S SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ DEFINITIVE PROXY STATEMENT/ PROSPECTUS, AND ANY AMENDMENTS THERETO AND ANY OTHER DOCUMENTS FILED BY TRCA OR MERGECO WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION OR INCORPORATED BY REFERENCE THEREIN IN THEIR ENTIRETY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION.

TRCA commenced mailing the definitive proxy statement on September 8, 2023 to shareholders as of August 25, 2023.  Additionally, TRCA and MergeCo will file other relevant materials with the SEC in connection with the proposed Business Combination. Copies of the Registration Statement, the definitive proxy statement/ prospectus and all other relevant materials for the proposed Business Combination filed or that will be filed with the SEC may be obtained, when available, free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by TRCA or MergeCo may be obtained, when available, free of charge from TRCA at www.twinridgecapitalac.com. TRCA’s shareholders may also obtain copies of the definitive proxy statement/prospectus, without charge, by directing a request to Twin Ridge Capital Acquisition Corp., 999 Vanderbilt Beach Road, Suite 200, Naples, Florida 60654.

No Offer or Solicitation

This communication is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. The proposed Business Combination will be implemented solely pursuant to the Business Combination Agreement and Scheme Implementation Deed, in each case, filed as exhibits to the Current Report on Form 8-K filed by TRCA with the SEC on November 30, 2022, which contains the full terms and conditions of the proposed Business Combination. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Participants in the Solicitation of Proxies

This communication may be deemed solicitation material in respect of the proposed Business Combination. TRCA, CBR, MergeCo, Merger Sub and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies from TRCA’s shareholders in connection with the proposed Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed Business Combination of TRCA’s directors and officers in the Registration Statement, TRCA’s filings with the SEC, including TRCA’s initial public offering prospectus, which was filed with the SEC on March 5, 2021, TRCA’s subsequent annual reports on Form 10-K and quarterly reports on Form 10-Q. To the extent that holdings of TRCA’s securities by insiders have changed from the amounts reported therein, any such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to TRCA’s shareholders in connection with the business combination is included in the definitive proxy statement/prospectus relating to the proposed Business Combination. You may obtain free copies of these documents, when available, as described in the preceding paragraphs.

Forward-Looking Statements

All statements other than statements of historical facts contained in this communication are forward-looking statements. Forward-looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or other similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the financial position, business strategy and the plans and objectives of management for future operations including as they relate to the proposed Business Combination and related transactions, pricing and market opportunity, the satisfaction of closing conditions to the proposed Business Combination and related transactions, the level of redemptions by TRCA’s public shareholders and the timing of the completion of the proposed Business Combination, including the anticipated closing date of the proposed Business Combination and the use of the cash proceeds therefrom. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of CBR’s and TRCA’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from such assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of CBR and TRCA.

These forward-looking statements are subject to a number of risks and uncertainties, including (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of the parties to successfully or timely consummate the proposed Business Combination, including the risks that we will not secure sufficient funding to proceed through to completion of the Transaction, any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Business Combination, or that the approval of the shareholders of TRCA or CBR is not obtained; (iii) the ability to maintain the listing of MergeCo’s securities on the stock exchange; (iv) the inability to complete any private placement financing, the amount of any private placement financing or the completion of any private placement financing on favorable terms; (v) the risk that the proposed Business Combination disrupts current plans and operations CBR or TRCA as a result of the announcement and consummation of the proposed Business Combination and related transactions; (vi) the risk that any of the conditions to closing of the Business Combination are not satisfied in the anticipated manner or on the anticipated timeline or are waived by any of the parties thereto; (vii) the failure to realize the anticipated benefits of the proposed Business Combination and related transactions; (viii) risks relating to the uncertainty of the costs related to the proposed Business Combination; (ix) risks related to the rollout of CBR’s business strategy and the timing of expected business milestones; (x) the effects of competition on CBR’s future business and the ability of the combined company to grow and manage growth, establish and maintain relationships with customers and healthcare professionals and retain its management and key employees; (xi) risks related to domestic and international political and macroeconomic uncertainty, including the Russia-Ukraine conflict; (xii) the outcome of any legal proceedings that may be instituted against TRCA, CBR or any of their respective directors or officers; (xiii) the amount of redemption requests made by TRCA’s public shareholders; (xiv) the ability of TRCA to issue equity, if any, in connection with the proposed Business Combination or to otherwise obtain financing in the future; (xv) the impact of the global COVID-19 pandemic and governmental responses on any of the foregoing risks; (xvi) risks related to CBR’s industry; (xvii) changes in laws and regulations; and (xviii) those factors discussed in TRCA’s Annual Report on Form 10-K for the year ended December 31, 2022 under the heading “Risk Factors,” and other documents of TRCA or MergeCo filed with the SEC, including the proxy statement / prospectus. If any of these risks materialize or TRCA’s or CBR’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither TRCA nor CBR presently know or that TRCA and CBR currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect TRCA’s and CBR’s expectations, plans or forecasts of future events and views as of the date of this communication. TRCA and CBR anticipate that subsequent events and developments will cause TRCA’s and CBR’s assessments to change. However, while TRCA and CBR may elect to update these forward-looking statements at some point in the future, each of TRCA, CBR, MergeCo and Merger Sub specifically disclaim any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing TRCA’s and CBR’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

For further information, please contact:

Investors
Investors@carbonrev.com

Media
Media@carbonrev.com